UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(D)(4) of the Securities Exchange Act Of 1934
(Amendment No. 18)

Beacon Roofing Supply, Inc.
(Name of Subject Company)

Beacon Roofing Supply, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

073685109
(CUSIP Number of Class of Securities)

Christine E. Reddy
Executive Vice President, General Counsel
Beacon Roofing Supply, Inc.
505 Huntmar Park Drive, Suite 300
Herndon, Virginia 20170
(571) 323-3939
(Name, Address and Telephone Number, including area code, of Agent For Service)

With copies to:

Kai H.E. Liekefett Leonard Wood Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-8744	Eric M. Swedenburg Lee A. Meyerson Katherine M. Krause Louis H. Argentieri Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 18 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Beacon Roofing Supply, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on February 6, 2025, as amended and restated by Amendment No. 15 to the Schedule 14D-9, dated March 31, 2025 (the “Statement”). The Statement relates to the tender offer by QXO, Inc., a Delaware corporation (“QXO”) and Queen MergerCo, Inc., a Delaware corporation and wholly owned subsidiary of QXO, to purchase all of the issued and outstanding shares of the common stock of the Company, par value $0.01 per share, for $124.35 per share in cash, without interest and less any required withholding taxes. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

The Statement is hereby amended and supplemented as follows:

Item 9.    Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(33)	Current Report on Form 8-K filed by the Company with the SEC on April 21, 2025, disclosing unaudited preliminary analysis of certain financial results for the three months ended March 31, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 21, 2025

BEACON ROOFING SUPPLY, INC.

By:	/s/ Prithvi S. Gandhi
Prithvi S. Gandhi
Executive Vice President & Chief Financial Officer

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